                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0362 /
                                                / Expires:  December 31, 2001  /
                                                / Estimated average burden     /
                                                / hours per response       1.0 /
                                                /------------------------------/

+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549

[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Jacobs                        Bradley                            S.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

     c/o United Rentals, Inc. Five Greenwich Office Park
    ----------------------------------------------------------------------------
                                   (Street)

        Greenwich                     CT                              06830
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  United Rentals, Inc. URI
                                             -----------------------------------

3.  I.R.S. or Social Security Number of Reporting Person (Voluntary)
                                                         -----------------------

4.  Statement for Month/Year  Year Ended December 31, 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    [X] Director    [X] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    Chief Executive Officer

7.  Individual or Joint/Group Reporting  (check applicable line)

    [X] Form Filed by One Reporting Person

    [_] Form Filed by More than One Reporting Person

-------------------------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at            Direct       Bene-
                                Day/                                                    End of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                10/05/2000     G            10,471    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                11/27/2000     G            600       D                      22,036,915(1)        (1)           (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                   (page 1 of 3)
                                                                          (over)

 Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                         (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
6. Date Exer-          7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Na-
   cisable and            Underlying Securities             of               of Deriv-             ship               ture
   Expiration             (Instr. 3 and 4)                  Deriv-           ative                 of De-             of In-
   Date                                                     ative            Secur-                rivative           direct
   (Month/Day/                                              Security         ities                 Secu-              Bene-
   Year)                                                                     Bene-                 rity:              ficial
                                                                             ficially              Direct             Owner-
 --------------------------------------------                                Owned                 (D) or             ship
 Date          Expira-              Amount or                                at End                Indi-              (Instr. 4)
 Exer-         tion         Title   Number of                                of Year               rect (I)
 cisable       Date                 Shares                                   (Instr. 4)            (Instr. 4)

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) See page 3 attached

       Bradley S. Jacobs                 January 31, 2001
       --------------------------------  -----------------
       **Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number. SEC 2270(7-96)

                                                                   (page 2 of 3)

Explanation of Responses:

(1) The indicated shares are comprised of the following:

Direct Ownership:
----------------

The following shares are directly owned: (i) 7,101,143 outstanding shares; (ii) 1,729,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants; (iii) 2,550,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable options; and (iv) 4,093,572 shares that are owned by others (comprised of 2,800,714 outstanding shares and 1,292,858 shares that are not outstanding, but may be acquired pursuant to currently exercisable warrants). Mr. Jacobs is deemed to share beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) of the shares owned by others described in clause (iv) because he has certain contractual rights to control the disposition of these shares. He has no pecuniary interest in these shares.

Indirect Ownership
------------------

The following shares are indirectly owned: (i) 3,292,200 outstanding shares; and
(ii) 3,271,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants. The indirectly owned shares are held by Bradley Jacobs, LLC or Bradley Jacobs (1997) LLC, which are entities controlled by Bradley S. Jacobs.

                                                                   (Page 3 of 3)